UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 31, 2020

BUSINESS FIRST BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

Louisiana	333-200112	20-5340628
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

500 Laurel Street, Suite 101 Baton Rouge, Louisiana		70801 (Zip Code)
(Address of principal executive offices)

(225) 248-7600

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act.:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $1.00 per share	BFST	NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☒

Item 8.01	Other Events.

Notice of Change of Location of the Special Meeting of Shareholders

On March 31, 2020, Business First Bancshares, Inc. (“Business First”) issued a press release announcing that, due to the emerging public health impact of the coronavirus (COVID-19) pandemic, the location of Business First’s special meeting of shareholders to be held on Tuesday, April 14, 2020 at 8:00 a.m. Central Time (the “Special Meeting”) has been changed and will be held in a virtual meeting format only. The purpose of the Special Meeting is to consider and vote on certain proposals relating to the previously announced Agreement and Plan of Reorganization, dated as of January 22, 2020, by and between Business First and Pedestal Bancshares, Inc. (“Pedestal”), pursuant to which Pedestal will be merged with and into Business First (the “Merger”), with Business First surviving the Merger. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Attached as Exhibit 99.2 is a copy of the Notice of Change of Location of the Special Meeting of Shareholders of Business First Bancshares, Inc. that is being mailed on or about March 31, 2020 to Business First’s shareholders of record as of the close of business on March 3, 2020.

Supplemental Risk Factor to Registration Statement on Form S-4

Business First is also filing this Current Report on Form 8-K to supplement the risk factors described under the “Risk Factors” section of Business First’s Registration Statement on Form S-4 (File No. 333-236472) that was filed with the SEC on February 18, 2020, amended on February 28, 2020 and declared effective by the SEC on March 4, 2020 (the “S-4 Registration Statement”). The following risk factor should be read in conjunction with the risk factors described in the S-4 Registration Statement.

The social, political, and economic impact of the COVID-19 pandemic may pose a risk to Business First, Pedestal or the combined company and may adversely affect the value of the merger consideration.

Both Business First and Pedestal may experience negative impacts from quarantines, market downturns, changes in consumer behavior, and branch and office closures related to the COVID-19 virus. In addition, the financial results of either company or both could be impacted due to an inability of customers to meet their loan commitments in a timely manner because of their losses associated with impacts of COVID-19, including a decrease in revenues for certain businesses in areas impacted by quarantines during a pandemic or other changes in consumer behavior.  This could also result in higher credit marks to the Pedestal loan portfolio than initially expected and as reflected in the unaudited pro forma combined financial information included in the S-4 Registration Statement.  In addition, downturns in the global market related to pandemic fears could result in a lowering of interest rates as a stimulus to boost consumer spending, which could further negatively impact our results of operations. These factors, together or in combination with other events or occurrences not yet known or anticipated, could adversely affect the value of the merger consideration or the future prospects of the combined company or could delay or prevent the consummation of the merger.

Item 9.01	Financial Statements and Exhibits

(d) EXHIBITS

99.1	Press Release, dated March 31, 2020 issued by Business First Bancshares, Inc.

99.2	Notice of Change of Location of the Special Meeting of Shareholders of Business First Bancshares, Inc.

Forward-Looking Statements

This Form 8-K and the press release contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are intended to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about (i) the benefits of the Merger between Business First and Pedestal, including future financial and operating results, cost savings enhancements to revenue and accretion to reported earnings that may be realized from the Merger; (ii) Business First’s and Pedestal’s plans, objectives, expectations and intentions and other statements contained in this press release that are not historical facts; and (iii) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “targets,” “projects,” or words of similar meaning generally intended to identify forward-looking statements. These forward-looking statements are based upon the current beliefs and expectations of the respective managements of Business First and Pedestal and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of Business First and Pedestal. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements because of possible uncertainties.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Business First and Pedestal may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; (2) the expected growth opportunities or cost savings from the Merger may not be fully realized or may take longer to realize than expected; (3) deposit attrition, operating costs, customer losses and business disruption following the Merger, including adverse effects on relationships with employees, may be greater than expected; (4) the negative impact on income to Business First and Pedestal and the United States economy resulting from the coronavirus (COVID-19) pandemic; (5) the shareholders of Business First and Pedestal may fail to approve the Merger; (6) legislative or regulatory changes, including changes in accounting standards, may adversely affect the businesses in which Business First and Pedestal are engaged; (7) changes in the interest rate environment may compress margins and adversely affect net interest income; (8) results may be adversely affected by continued diversification of assets and adverse changes to credit quality; (9) competition from other financial services companies in Business First’s and Pedestal’s markets could adversely affect operations; (10) reputational risk and the reaction of the parties’ customers to the Merger, and (11) an economic slowdown could adversely affect credit quality and loan originations. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Business First’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available on the SEC’s Internet site (http://www.sec.gov) and also the S-4 Registration Statement (as defined below).

Business First and Pedestal caution that the foregoing list of factors is not exclusive. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Business First or Pedestal or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Business First and Pedestal do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

Additional Information and Where to Find It

In connection with the proposed transaction, Business First filed with the SEC a Registration Statement on Form S-4 (File No. 333-236472) on February 18, 2020, which was amended on February 28, 2020 and declared effective by the SEC on March 4, 2020 (the “S-4 Registration Statement”). The S-4 Registration Statement includes a prospectus of Business First and a joint proxy statement of Business First and Pedestal (the “Joint Proxy Statement-Prospectus”), which has been mailed to Business First’s and Pedestal’s shareholders. Shareholders of Business First and Pedestal and other investors are urged to read the Joint Proxy Statement-Prospectus that was included in the S-4 Registration Statement in connection with the proposed Merger because it contains important information about Business First, Pedestal, the Merger, the persons soliciting proxies in the Merger and their interests in the Merger and related matters. Investors are able to obtain all documents filed with the SEC by Business First free of charge at the SEC’s Internet site (http://www.sec.gov). In addition, documents filed with the SEC by Business First will be available free of charge from the Corporate Secretary of Business First Bancshares, Inc., 500 Laurel Street, Suite 101, Baton Rouge, LA 70801, Telephone 225-248-7600. The Joint Proxy Statement-Prospectus and the other documents may also be obtained for free by accessing Business First’s website at www.b1bank.com under the tab “Shareholder Info” and then under the heading “SEC Filings”. You are urged to read the Joint Proxy Statement-Prospectus carefully before making a decision concerning the Merger.

Participants in the Solicitation

Business First, Pedestal and certain of their directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Business First and Pedestal in connection with the Merger. Information about Business First’s directors and executive officers is available in its proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on May 1, 2019. Information regarding all of the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the Joint Proxy Statement-Prospectus pertaining to the Merger and other relevant materials to be filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BUSINESS FIRST BANCSHARES, INC.

By:	/s/ David R. Melville, III
Name:	David R. Melville, III
Title:	President and Chief Executive Officer

Date: March 31, 2020